Exhibit 99.1

NeuroSense Therapeutics Announces Receipt of Nasdaq Notifications Regarding Minimum Bid Price and Market Value Requirements

●	Notifications have no immediate effect on the listing or trading of the Company’s securities on Nasdaq

●	Nasdaq has provided the Company until September 29, 2026 to regain compliance with both requirements

●	The Company is actively evaluating actions to regain compliance, with a clear focus on initiatives that are aligned with and supportive of long-term shareholder value

CAMBRIDGE, Mass., April 3, 2026 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense” or the “Company”), a late-stage clinical biotechnology company developing treatments for severe neurodegenerative diseases, today announced that it received two notification letters from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on April 2, 2026, indicating that the Company is not in compliance with certain continued listing requirements of The Nasdaq Capital Market.

The first notification letter indicated that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share, since the closing bid price of the Company’s ordinary shares was below $1.00 per share for 30 consecutive business days, from February 18, 2026 through March 31, 2026.

The second notification letter indicated that the Company is not in compliance with Nasdaq Listing Rule 5550(b)(2), which requires listed securities to maintain a minimum market value of listed securities (“MVLS”) of $35 million, since the Company’s MVLS was below $35 million for 30 consecutive business days over the same period.

These notifications have no immediate effect on the listing or trading of the Company’s securities on Nasdaq. The Company’s ordinary shares and warrants will continue to trade on The Nasdaq Capital Market under the symbols “NRSN” and “NRSNW,” respectively.

In accordance with Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until September 29, 2026, to regain compliance with both the minimum bid price requirement and the MVLS requirement. To regain compliance, the Company’s ordinary shares must maintain a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days, and the Company’s MVLS must close at $35 million or more for a minimum of 10 consecutive business days, in each case subject to Nasdaq’s discretion.

The Company continues to actively monitor the closing bid price of its ordinary shares and its MVLS and is evaluating available actions to regain compliance with Nasdaq’s continued listing requirements, with a clear focus on initiatives that support and enhance long-term shareholder value.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn, YouTube and X. Information that may be important to investors may be routinely posted on our website and these social media channels.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of regulatory filings, reporting of data, meetings and regulatory decisions. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the uncertainty regarding the timing of regulatory filings, meetings and regulatory decisions; outcomes and the timing of current and future clinical trials; the risk the PrimeC will not advance towards later-stage development, timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

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For further information: Email: info@neurosense-tx.com | Tel: +972 (0)9 799 6183